SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               FORM 6-K

                       Report of Foreign Issuer

                Pursuant to Rule 13a-16 or 15d-16 of

                the Securities Exchange Act of 1934


                  For the month of October 10, 2000

                  Titan Trading Analytics Inc.
          ---------------------------------------------
         (Translation of registrant's name into English)

      201 Selby Street, Nanaimo, British Columbia, V9R 2R2
       --------------------------------------------------
           (Address of principal executive offices)
[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

            Form 20-F  X                   Form 40-F

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                  Yes               No  X


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Titan Trading Analytics Inc.
                                     (Registrant)

Date   October 10, 2000            By   "Michael B. Paauwe"
                             Michael B. Paauwe, President

October 10, 2000

To:    Alberta Securities Commission
       British Columbia Securities Commission
       Canadian Venture Exchange

Dear Sirs:
Re:   Titan Trading Analytics Inc. (the "Company")

We confirm that the attached revised Form 61, together with Schedules A, B and C thereto, was mailed by pre-paid mail on October 10, 2000 to all of the registered shareholders of the common shares of the Company and all persons on the supplemental mailing list.

We are providing this material to you in compliance with regulations made under the Securities Act.

Sincerely yours,
TITAN TRADING ANALYTICS INC.
	"JENNIFER GEE"
PER:
	Ms. Jennifer Gee, Chief Financial Officer

Tel:   (250) 758-1138
Fax:   (250) 758-1189

British Columbia                                 QUARTERLY REPORT
Securities Commission                                  FORM 61
---------------------------------------------------------------------
ISSUER DETAILS                |  FOR QUARTER ENDED  | DATE OF REPORT
NAME OF ISSUER                |   July 31, 2000    | (Y/M/D)
Titan Trading Analytics Inc   |                     | 00/10/10
---------------------------------------------------------------------
ISSUER'S ADDRESS
3473 Ellis Place
---------------------------------------------------------------------
CITY     PROVINCE | POSTAL  | ISSUER FAX NO    | ISSUER TELEPHONE NO.
                  | CODE    |                  |
Nanaimo  BC       | V9T 4Y6 | 250-758-8322     | 250-758-8262
---------------------------------------------------------------------
CONTACT PERSON    | CONTACT'S POSITION         | CONTACT TELEPHONE NO
Jennifer Gee      | Chief Financial Officer    | 250-758-1138
---------------------------------------------------------------------
CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been
pproved by the Board of Directors.  A copy of this Quarterly
Report will be provided to any shareholder who requests it.
---------------------------------------------------------------------
DIRECTOR'S SIGNATURE  |  PRINT FULL NAME      |    DATE SIGNED
"MICHAEL B. PAAUWE"   |  Michael B. Paauwe    |    00/10/10
---------------------------------------------------------------------
DIRECTOR'S SIGNATURE  |  PRINT FULL NAME      |    DATE SIGNED
"MICHAEL GOSSLAND"    |  Michael Gossland     |    00/10/10
---------------------------------------------------------------------

                 TITAN TRADING ANALYTICS INC.
       (Incorporated under the laws of British Columbia)

              CONSOLIDATED INTERIM BALANCE SHEET

             FOR THE 9 MONTHS ENDED JULY 31, 2000
          WITH COMPARATIVES FIGURES AT JULY 31, 1999
                   (CANADIAN DOLLARS)


ASSETS
Current Assets                             2000         1999
                                     ----------------------------

Cash and short-term investments         $  772,288     $  882,226
Accounts receivable                         14,573          4,382
Prepaid expenses                            25,299            746
                                        -------------------------
                                           812,160        887,354

Software and systems development (net)     394,382        305,212

Capital assets (net)                        38,704         55,232
                                        -------------------------
                                        $1,245,246     $1,247,798
                                        -------------------------

LIABILITIES
Current Liabilities

Accounts payable and accrued
    Liabilities                         $   13,127     $    7,590
                                        -------------------------

SHAREHOLDERS' EQUITY
Share capital                           $3,375,938     $2,802,962

Deficit                                 (2,143,819)    (1,562,754)
                                        -------------------------
                                        $1,245,246     $1,247,798
                                        -------------------------


Approved by the Directors

(Signed) Michael B. Paauwe	Director
--------------------------------------

(Signed) Michael Gosland	Director
--------------------------------------


   See accompanying notes to the consolidated financial statements
                   PREPARED BY MANAGEMENT WITHOUT AUDIT

                   TITAN TRADING ANALYTICS INC.

     CONSOLIDATED INTERIM STATEMENT OF OPERATIONS AND DEFICIT

                For the 9 months Ended July 31, 2000
              WITH COMPARATIVE FIGURES AT JULY 31, 1999
                       (CANADIAN DOLLARS)


Revenue                                   2000           1999
                                       -------------------------

Software Sales                         $        0     $   38,921
Subscriptions                              18,256              0
Trading Income                                124              0
                                       -------------------------
                                       $   18,380     $   38,921
                                       -------------------------

Expenses

Advertising, marketing and promotion       38,720         73,135
Amortization                               63,140         67,275
Bank charges                                2,270          1,400
Corporate Tax                                   0            500
Directors' fees                             5,000          5,000
Foreign exchange loss                           0          7,566
Investor relations                          3,844         19,338
Management fees                            75,724         50,144
Office                                      6,140          7,881
Professional fees                          29,146         68,042
R & D expense                                   0         47,304
Rent                                        4,050          3,375
Salaries and benefits                     148,566         84,439
System testing                              7,011         18,772
Telephone                                   6,673          4,091
Travel                                      6,744          7,180
                                         -----------------------
                                          397,030        465,442

Interest and Other Income                  10,212         24,165

Net loss for the period               $  (368,438)   $  (402,356)

Deficit beginning of period            (1,775,381)    (1,160,398)
                                       -------------------------
Deficit end of period                 $(2,143,819)   $(1,562,754)
                                       -------------------------

   See accompanying notes to the consolidated financial statements

               PREPARED BY MANAGEMENT WITHOUT AUDIT

                       TITAN TRADING ANALYTICS INC.

               CONSOLIDATED INTERIM STATEMENT OF CASH FLOW

                  FOR THE 9 MONTHS ENDED JULY 31, 2000
               WITH COMPARATIVE FIGURES AT JULY 31, 1999
                        (CANADIAN DOLLARS)


                                               2000           1999
                                          --------------------------

Cash from operating activities
   Net loss for the period                 $ (368,438)    $ (402,356)
   Item not involving cash
     Amortization                              63,140         67,275
                                           -------------------------
                                             (305,298)      (335,081)

Net change in non-cash working
    capital balances                          (44,763)       (21,338)
                                           -------------------------
                                             (350,062)      (356,419)

Cash used in investing activities
   Acquisition of capital assets               (3,787)       (20,797)
   Software & Systems development            (207,846)      (104,374)
                                           -------------------------
                                             (211,633)      (125,171)

Cash from financing activities
   Share subscriptions received and
     issuance of Common Shares                572,976              0
                                           -------------------------
Increase in cash during the period             11,281       (481,590)

Cash and short-term investments,
    beginning of the period                   761,007      1,363,816
                                           -------------------------
Cash and short-term investments,
    end of period                          $  772,288       $ 82,266






   See accompanying notes to the consolidated financial statements
              PREPARED BY MANAGEMENT WITHOUT AUDIT

Notes to the Interim Financial Statements Ended July 31, 2000:
-------------------------------------------------------------

Note 1.   Interim financial statements:

The unaudited management prepared financial statements of Titan Trading Analytics Inc. covering the six month period ended July 31, 2000 reflect all adjustments which are necessary to a fair statement of results for the interim period presented, on a basis consistent with prior periods reported.

Note 2.   United States accounting principles:

This note summarizes the material variations in the accounting principles; practices and methods between Canadian and United
States generally accepted accounting principles (GAAP) and how these variations impact the financial statements.

a)   Balance sheet

There are no differences between United States generally accepted accounting principles and Canadian generally accepted accounting principles that would result in material changes to the balance sheet.

b)Short-term investments

Under United States generally accepted accounting principles, short-term investments are recorded at market value. At July 31, 2000 there were no differences between the cost and the market value of the short-term investments.

c)   Escrow shares

Under United States generally accepted accounting principles, the 3,000,000 common shares of the Company held in escrow are considered contingent shares because the conditions for issuance are not currently met and will not be met by the mere passage of time. If these shares are ever released from escrow, to the extent their fair market value exceeds their issuance price, compensation expense would be recognized at that time by the Company.

d)   Cost of sales

Under United States generally accepted accounting principles costs of sales are required to be separately disclosed. The cost of sales for software sales and trading income in the current and comparable prior interim three-month period is comprised of:

                                         July 2000      July 1999
Amortization of software and
    systems development                  $  63,140       $ 59,321
Delivery                                     1,262          1,186
Cost of sales                            $  64,402       $ 60,507

e)   Foreign currency translation

The application of the temporal method of foreign currency translation used by the Company under Canadian generally accepted accounting principles does not result in material differences from United States generally accepted accounting principles.

f)Loss per share

Under United States generally accepted accounting principles
(US GAAP), the loss per share is calculated on the basis that the weighted average number of shares outstanding during the year excludes shares that are considered contingent shares. This means the 3,000,000 escrow shares are excluded from the calculation under US generally accepted accounting principles. On that basis, calculation of the loss per share for the current reporting period under US generally accepted accounting principles is as follows.

During the six month period ended July 31, 2000 the weighted average number of shares outstanding was 8,967,856. 3,000,000 of that total are escrow shares. Therefore, under US GAAP, the loss per share for the six month period ended July 31, 2000 is $(0.04) per share (for the comparative six months ended April 31,1999, the loss was $(0.05) per share).

g) Development stage enterprise

Under United States generally accepted accounting principles the Company is considered to be a development stage enterprise and all revenues and expenses and cash flows from inception to the reporting date are to be reported.

The Company's consolidated revenue and expenses from incorporation on November 30, 1993 to July 31, 2000 are:

Revenue
Software sales                                 $   160,390
Subscriptions                                       18,256
Trading income                                      41,044
                                               -----------
                                                   219,690

Expenses

Advertising, marketing and promotion               402,434
Amortization                                       520,624
Bank charges                                        10,528
Capital taxes                                       11,507
Consulting                                          30,000
Directors' fees                                     15,000
Foreign exchange loss                                8,057
Investor relations                                  54,965
Management fees                                    327,276
Office                                              77,925
Professional fees                                  167,094
Rent                                                37,146
Research and development                           266,020
Salaries and benefits                              434,898
System testing                                      60,007
Telephone                                           31,846
Travel                                              92,033
                                               -----------
                                                 2,547,360
                                               -----------
                                                (2,327,670)

Interest and other income                          183,851
                                               -----------
Net loss for the period and deficit
accumulated during the development stage       $(2,143,819)
                                               -----------


The Company's cash flows from incorporation on November 30, 1993 to July 31, 2000 are:

Cash flows from (used in) operating activities

Net loss for the period                        $(2,143,819)
Adjustments for:
   Amortization                                    520,624
   Foreign exchange gain                             6,247
                                               -----------
                                                (1,616,948)

Net change in non-cash working capital balances
Increase in accounts receivable                    (14,573)
Increase in prepaid expenses                       (25,299)
Increase in accounts payable and accrued
Liabilities                                         13,127
                                               -----------

Cash used in operating activities               (1,643,693)

Cash flows used in investing activities
Software and system development                   (824,413)
Acquisitions of capital assets                    (121,724)
                                               -----------
Cash used in investing activities                 (953,711)

Cash flows from (used in) financing activities
Share subscriptions received and issuance of
   common shares                                 3,517,027
Share issue costs                                 (141,089)
                                               -----------
Cash from financing activities                   3,375,938
                                               -----------
Foreign exchange gain on cash held
   in foreign currency                              (6,247)
                                               -----------
Net increase in cash during the period          $  772,288
                                               -----------

                      TITAN TRADING ANALYTICS INC.

                              Schedule B
                       Supplementary Information
               For the Third Quarter ended July 31, 2000

1.  For the current year to date:

Expenditures to parties not dealing at arm's length:

Management Fees of $170,333 as follows:

Management contracts: 1. Michael B. Paauwe & Associates - $85,833
                      2. Michael Gossland & Associates  - $84,500

These amounts, which include management bonuses, are included in management fees, as well as in capitalized amounts of software and systems during the period, reflected under capital expenditures and subject to amortization.

Outside Directors' Fees:   1.  Paul Shatzko   $2,500
                           2.  Robert Shatzko $2,500

2.  Securities issued for the quarter under review:    Nil

3.  As at end of quarter:

a)  Authorized share capital       100,000,000 common shares
    Issued share capital           9,132,966 common shares

    Reserved for future issuance   1,329,102 common shares
    Fully diluted                 10,462,068 common shares

b)   Summary of options and warrants

1)  Options granted February 1, 1997

Name                 No of Shares    Per Shares     Expiry Date

Michael B. Paauwe      195,000          $.90         July 2001
Michael Gossland       195,000          $.90         July 2001
Paul Shatzko           240,000          $.90         July 2001
Robert Shatzko         100,000          $.90         July 2001
John Austin             75,000          $.90         July 2001
Jennifer Gee            20,000          $.90         July 2001
                     ---------
                       825,000

Options Granted January 29, 1999

Name                 No of Shares    Per Shares     Expiry Date

Greg Kennedy           72,852           $.85        January 2004
                     --------



                      TITAN TRADING ANALYTICS INC.

                         Schedule B - Continued
                       Supplementary Information
               For the Third Quarter ended July 31, 2000


Options Granted July 31, 2000:

Name                 No of Shares   Per Shares     Expiry Date

Michael B. Paauwe         150,000      $1.00       April 30, 2004
Michael Gossland          150,000      $1.00       April 30, 2004
Paul Shatzko               50,000      $1.00       April 30, 2004
Robert Shatko              30,000      $1.00       April 30, 2004
John Austin                35,000      $1.00       April 30, 2004
Greg Kennedy                6,250      $1.00       April 30, 2004
Jennifer Gee               10,000      $1.00       April 30, 2004
                         --------
                          431,250

Total Options Granted   1,329,102



2)  Warrants Outstanding

250,067 warrants  $2.55  To May 19, 2001  $3.00  To Sept 19, 2001

c)  Escrow shares - TTN Escrow Capital Corp. 3,000,000 common shares

d)  Directors:      Michael Paauwe
                    Michael Gossland
                    Paul Shatzko
                    Robert Shatzko

                       TITAN TRADING ANALYTICS INC.

                                 Schedule C
                          Management Discussion
                For the Third Quarter ended July 31, 2000


The nine month period ended July 30, 2000 reflects fundamental changes that have taken place in Titan's business plans, as we began to implement our new Internet web site publication and online financial subscription service, with the launch of the new web site at the end of February, 2000.

We remained in a beta test stage on the new web site during this quarter, testing implementation and delivery of new Nasdaq and NYSE big cap stock screening services, as well as our new online credit card e-commerce capabilities. We started testing the new
"Platinum Alert"for big cap stocks and further developed the planned TitanGold stock screening service for mid cap and smaller cap stocks. During this quarter we tested and debugged our own newly installed our own dedicated high speed web and email server, rather than continue to host our planned services on a third party server platform. We also installed new data feeds with the iscontinuance of our primary feed of the past few years. This resulted in the postponement of certain new site features planned.

An unbrokered private placement of $550,147 to two placees, first
announced on May 1st   was approved by the CDNX on May 19th and
completed on June 22, 2000. The collapse of several high profile Internet dot.com corporations during the period has changed the landscape on the prospects for new equity financings, causing a retrenchment of expenditure programs and revisions to current business plans in an attempt to more effectively compete.
Competition in the financial segment of the Internet has been much more aggressive as competitors spend the proceeds of large financings to establish brands in an ever expanding and severely crowded space. The financial results of most competitors have not been enviable and we are continuing to focus on the specialized financial content that we feel differentiates us from the competition.

We have continued to get feedback from subscribers during the period to enable improvements to our online subscription service. The accuracy of our short term stock market timing calls and the real time performance of the new advanced stock screening in the Platinum Alert service dropped during the current quarter, as the bear market in US stocks took hold. While our big picture technical analysis continued to produce accurate market analeptics, the severity of the bear market and the resulting volatility hurt short-term market timing results. As a result we decided not to attempt to convert trial subscribers to paid subscribers until the performance of that service improves in the short term.


Analysis of financial results for the period:

9 months ended July 30th, 2000 compared to period ended
July 30th 1999:

The loss for the nine months ended July 30, 2000 was $368,438 compared to a loss of $402,356 in the period ended April 30, 1999.
Most of that increase was attributed to a reduction in revenue, as software sales and trading income ended, and subscription income started, with the new online subscription service. Revenues dropped to $18,380 from $38,921 in the previous period. Total expenses dropped to $397,030 from $465,442 in the comparable 1999 period.

Advertising, marketing and promotion expenses dropped to $38,720, compared to $73,135 in the comparable period ended April 1999. Investor relations expense dropped to $3,844 from $19,338 in the comparable period ended July 1999. Management fees increased to $75,724 in the period compared to 50,144 reflecting increased contract rates. Professional fees dropped to $29,146 from $68,042 in the comparable period ended July 1999 attributable to increased legal and accounting work on NASD and SEC regulatory filings and applications. Salaries and wages increased to $148,566 from $84,439 in the period ended July 1999 due to increased staffing levels and increased compensation paid to employees and managers of the company.

$207,846 was expended on software and systems development expenditures compared to $104,374 in the comparable period ended July 1999. The increase expenditure relates mainly to the costs associated with the new web site and e-commerce software development.

Cash from financing activities totaled $572,976 from the combination of the private placements announced during the period and stock options exercised during the period. Cash and short term investments at the end of the current period totaled $772,288, compared to $882,266 at the end of July, 1999.

We have made significant progress during the current period to advance our new business plans. After the quarter's end we completed and filed all of the documentation requirements to effect an application for NASD OTC BB listing. We were finally approved from OTC BB listing during September 2000.

Other planned regulatory filings related to the establishment of a hedge fund business are now a priority fore the current period.

The completion of all of the work in the US regulatory area will position Titan to deliver on its efforts to develop a more high quality and wide ranging advisory services for brokers, accredited investors and provide greater emphasis on the institutional sector of the market, as we shift our focus in that direction for the future.


After the period end the following News Release was dissemminated:
____________________________________________________________________

NEWS RELEASE                           September 26th, 2000

TITAN TRADING ANALYTICS INC. COMPLETES OTC BB LISTING
TO LAUNCH NEW WIRELESS TRADING PLATFORM

Titan Trading Analytics Inc. ( TITAF - OTC BB   TTA - CDNX )
announces it has completed the first 30 days trading on the OTC Bulletin Board in the United States. Effective September 26th 2000, market makers in the US, other than the sponsoring market maker, may now participate in the trading of Titan's securities in the United States without further regulatory filings.

Marketing and promotion will now be undertaken to introduce
Titan to microcap brokers, investors and financial websites in the United States.

Titan is a financial software developer and trading system publisher that has been in a research and development stage since May 1994. The Company is now a full reporting issuer in both Canada and the United States. To date Titan has raised
$3 million in equity capital and spent over $2 million developing its proprietary financial trading software technology. Titan has developed breakthrough neural network pattern recognition software technology to accurately classify short term stock market risk. Similar technology is used by the worldwide banking industry to monitor and detect credit card fraud on over 300 million credit cards.

Titan is also developing automated stock screening, market timing and a new stock portfolio hedging application for institutional and private traders and as a wholesale content provider to other financial websites. Initial beta testing of the stock screening and market timing services has now been completed.

Titan's strategy is to provide its time-sensitive financial messaging content to mobile professionals via wireless hand held devices, including the revolutionary Blackberry pager from Research in Motion (RIMM), Palm Pilot from Palm Inc.
(PALM), and other web capable devices and services from companies such as OmniSky (OMNY), Handspring (HAND), AvantGo and Motorola (MOT). These devices will allow traders and investors to conveniently access Titan's proprietary time sensitive trading information without the need for a personal computer. Titan's goal is to build out a fully integrated wireless trading platform. The wireless device market is expected to grow to 1 billion users by 2003.

Titan also plans to exploit its trading technology in new managed funds to be launched by an affiliate of the Company, following registration as an Investment Adviser with the US
Securities and Exchange Commission.

For further information please contact Greg Kennedy at 800 665 9117.

This release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and section 21E of the Exchange Act of 1934, as amended and is subject to the safe harbor created by these sections. Actual results, performance or achievements could differ materially from those anticipated in such forward-looking statements due to uncertainties and risk factors described in the Company's filings with the US Securities & Exchange Commission.

The Canadian Venture Exchange has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of its content.

TITAN TRADING ANALYTICS INC.

Michael B. Paauwe
President

__________________________________________________________________

Disclaimer: Statements contained herein which are not historical fact may be "forward-looking statements" that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements including, but not limited to, delays in testing and evaluation of products and other risks detailed from time to time in the Company's filings in Canada and with the United States Securities & Exchange Commission.

For more information in connection with this Management Discussion or the financial statements, please contact Michael Paauwe, president, at 250-758 8262.